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Minority-ownedFamily-friendlyHealthy Options
Barkin' Creek Dog Kitchen & Bath

Pet Service

2153 South Lamar Blvd
AUSTIN, TX 78704
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Early Investor Bonus: The investment multiple is increased to 1.6× for the next $25,000 invested.
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THE PITCH
Barkin' Creek Dog Kitchen & Bath is seeking investment to open a location.
Adding A LocationRenovating LocationGenerating Revenue
THIS OFFERING IS BEING CONDUCTED ON AN EXPEDITED BASIS PURSUANT TO THE SEC'S TEMPORARY REGULATORY COVID-19 RELIEF.
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OUR STORY

Barkin' Creek Dog Kitchen is a family-owned and operated business whose story begins in the Fall of 2015 with the love of two rescue dogs named Bea and Jax. When adopted, Bea and Jax each suffered from dietary and health issues that created the need for specialized foods. Along the way to discovering a healthy dog diet, we stumbled into a universe of information, and disinformation, on dog nutrition, particularly related to dry dog food.

Through our studies, we discovered most dog food is massed produced by a small handful of large corporations more focused on their bottom lines than on dog health.
These corporate behemoths purposely add to their dog foods copious amounts of sugar, salt, and animal by-products, as well as chemicals and toxins used in preservatives to increase product shelf life.
We were saddened and shocked to learn this is permitted given the limited regulations on the commercial dog food industry. As a result, dog owners are faced with a market flooded with poor quality dog foods with low nutritional value that give false comfort through less than honest advertising.
With breaking hearts motivating us to act, we decided to share with others what we had done for our own dogs. We tossed away Bea's and Jax's canned and dried dog food. Opting instead to take wholesome ingredients from our own kitchen and added the right balance of nutraceuticals to create healthy meals that our dogs love ... and voila, Barkin' Creek Dog Kitchen was born!
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PRESS
Barkin' Creek sets up shop in Domain Northside

The dog spa and pet supply store offers bath and grooming services alongside its signature homemade dog food.

Adored local dog kitchen and spa unleashes new shop in North Austin

Hey, Austin, happy International Dog Day! Feel like you've got your own shaggy-dog story unfolding before your eyes? Want to beef up your dog's dinner with locally sourced ingredients and ...

Celebrate 'Howl'oween at Barkin Creek Dog Kitchen and Bath Domain NORTHSIDE!

It's a happy *howl*-o-ween when you get to dress up your dogs! From costumes to quality foods, Barkin Creek Dog Kitchen and Bath serves up everything you need to care for your canine. Co-Founder Jeff Springer is joining me this morning to share how they're celebrating Halloween at Domain NORTHSIDE. Follow us on Instagram and Twitter @WeAreAustin and find us on Facebook at We Are Austin Lifestyle Show.

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Reviews

"April provides a highly professional grooming experience and Rhett absolutely loves seeing her. I recommend her for you and your pooch. Grooming can be anxiety producing but she is so reassuring and skilled!" - Addie Alexander

"I absolutely love Barkin' Creek. I haven't taken my pup lately, but I used to take Winston to doggie daycare all the time and he had a blast. The staff is so caring and they treat him like family. Their grooming staff is amazing too."- Annalisa Nicole Guiterrez

"This place is AMAZING and in an AMAZING location right in the heart of 78704! I was blown away by just my first original tour. Flint and his staff are definitely on top of things, the entire place is totally transparent and the cleanliness was like something I have never seen before. My dogs now demand their homemade food that is made right in their open kitchen and their prices beat another company I have been using online. But most importantly this is a local Austin business that we all must support whether it be daycare, grooming or their homemade food! You will not be disappointed!! Oh and they have the best t-shirts ever!"- Chris Lund

"What a beautiful place with wonderful people who truly love dogs ...."- Monica Teri

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OUR OFFERINGS

Barkin' Creek Dog Kitchen & Bath's ("Barkin' Creek" or "BCDK") goal is to build a nationwide U.S. dog services and products company that is unique for exceptional quality, transparency, and client relationship management, in order to fulfill the company mission of "PROVIDING DOGS WITH LONGER, HEALTHIER LIVES". Barkin' Creek focuses on dog health and care from nose to the tip of the tail, inside and out. Reflecting the breadth of this wellness approach, we have created five major business lines through which we provide our high-quality products and services:

Barkin' Creek Kitchen - Human-grade, handcrafted dog meals, treats, and baked goods made from proprietary recipes that are sold in BCDK corporate stores, BCDK franchises, B2C online subscriptions, and B2B wholesale partnerships
Barkin' Creek Dog Spa – Sanitary, fear-free dog grooming for every dog breed; Skilled staff industry best shampoos/conditioners
Barkin' Creek Retail - Curated dog premium dog apparel, toys, health products, and furnishings including "Barkin' Creek Home"
Barkin' Creek Daycare - Attentive, safe, and fun doggie daycares manned by skilled attendants with online "doggie cams"
Barkin' Creek Franchise – Four franchise store sizes (Flagship, Premiere, Superior, and Boutique) offer flexible investment opportunities for entrepreneurs and generate both royalties on spa, retail, daycare sales as well as wholesale kitchen revenue.
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THE TEAM
Jeff Springer
CFA, CAIA, Founder / CEO

With over 24 years as a Corporate Valuation Expert at buy-side investment firms (PIMCO, Capital Group, Wellington Management), Jeff understands how successful small and mid–size companies manage top–line and bottom–line growth. He has an in–depth understanding of corporate financial management, accounting, and performance measurement, as well as a successful track record of developing and implementing business plans to achieve company objectives and create value for all stakeholders.

Flint Beamon
Founder / COO /CMO

Flint brings over 15 years of experience in Marketing, Public Relations, Lifestyle Branding, and Retail. While in New York, he ran the hospitality and services division of PR Consulting. Additionally, he has over 10 years in successful restaurant management; hiring, developing and managing staff, while anticipating and meeting customer and public needs. Flint oversees Barkin' Creek's brand, advertising, and public relations as well as business and community partnerships.

Jessica Jackson
General Manager

Jess was born and raised in the Texas Hills Country, and after she earned her BFA at TCU she fell into the world of pet care: a happy accident. Her 10+ years' experience in customer service pulled her back into hospitality, but in 2018, this amazing project called Barkin' Creek came along, and she just could not say no. Jess has a passion for giving pups and their parents the best possible experience by providing them with the knowledge and tools they need for a healthy happy life. She finds joy in promoting an environment where her employees and customers (humans and pooches alike!) can feel at home. When she is not at Barkin' Creek, Jess can be found spending time with her husband and her Shih Tzu, Bonnie, taking advantage of all the music, food, and outdoors Austin has to offer!

Rayne Hutchings
Kitchen Manager

Rayne is a senior family member of Barkin Creek, having been with us since 2018. She started in our daycare, but she was always ready and willing to help in any department. With a background in cooking, Rayne quickly found a home in the kitchen, and she grew into the role of Kitchen Manager through her hard work and passion for making delicious and nutritious meals and treats for your pups. When Rayne isn't working at Barkin Creek, she goes to school studying Veterinary Medicine and hangs out with her Jack Russell Terrier, Nikko.

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Data Room
Intended Use of Funds
Target Raise
Maximum Raise
Opening location $21,500
Expand commissary kitchen $2,000
Mainvest Compensation $1,500
Total $25,000
Financial Forecasts

	Year 1	Year 2	Year 3	Year 4	Year 5
Gross Sales	$3,706,795	$5,306,301	$7,801,808	$11,098,457	$14,395,107
Cost of Goods Sold	$377,500	$415,500	$525,000	$617,500	$710,000
Gross Profit	$3,329,295	$4,890,801	$7,276,808	$10,480,957	$13,685,107

EXPENSES

Rent	$343,942	$503,970	$730,496	$1,431,842	$2,133,187
Utilities	$32,496	$65,000	$97,370	$134,570	$171,770
Wages, Wage Taxes, Payroll Fees	$2,315,370	$3,309,744	$4,875,242	$6,925,506	$8,975,770
Insurance	$15,776	$23,116	$33,506	$65,676	$97,846
Equipment Lease	$13,782	$19,851	$29,186	$41,519	$53,852
Repairs & Maintenance	$4,850	$6,750	$9,900	$13,500	$17,100
Legal, Accounting & Professional Fees	$17,800	$19,360	$19,360	$19,360	$19,360
Workmans Compensation	$28,828	$34,819	$51,493	$72,926	$94,358
Employee Benefits (401k, Health/Dental)	$92,176	$131,956	$191,441	$263,056	$334,671
Storage	$6,000	$7,800	$7,800	$8,700	$9,600
Computer System, POS, CRM	$10,692	$14,364	$20,475	$28,050	$35,625
Website Management	$6,168	$6,322	$6,480	$6,642	$6,808
Subscriptions (Indeed, LinkedIn, etc.)	$6,720	$6,888	$7,060	$7,236	$7,416
Public Relations, Marketing	$23,760	$24,000	$24,000	$30,000	$36,000
Cleaning Supplies	$8,250	$13,950	$19,800	$21,600	$23,400
Employee meals/travel	$9,000	$9,225	$9,455	$9,691	$9,933
Operating Profit	$393,685	$693,686	$1,143,744	$1,401,083	$1,658,411

This information is provided by Barkin' Creek Dog Kitchen & Bath. Mainvest never predicts or projects performance, and has not reviewed or audited this financial forecast. Please see below for additional risk disclosures.
Documents
Investor Agreement
2019 Balance Sheet
2019 Income Statement
2020 Balance Sheet
2020 Income Statement
Barkin' Creek IRS EIN.pdf
Investment Round Status
Target Raise $25,000
Maximum Raise $250,000
Amount Invested $0
Investors 0
Investment Round Ends December 24, 2021
Summary of Terms

Legal Business Name Barkin' Creek Dog Kitchen LLC
Investment Structure Revenue Sharing Note
Early Investor Bonus
Investment multiple for the first $25,000 invested
1.6×
Investment Multiple 1.5×
Business's Revenue Share 0.2%–2%
Minimum Investment Amount $100
Repayment Schedule Quarterly
Securitization None
Maturity Date January 1, 2027
Financial Condition

Achieved more than $200,000 in monthly sales revenue in September 2021. Total 2021 gross sales (excluding sales tax) expected to exceed $2.3 million.

2022 gross sales (excluding sales tax) expected to exceed $3.7 million.

Y-o-Y 2020/2021 monthly gross sales (excluding sales tax) through September up approximately 120%.

In 2021, opened first Barkin' Creek franchise store and third corporate store.

1-2 new stores per annum financed from organic profits.

Risk Factors
You Might Lose Your Money

When you buy a certificate of deposit from a bank, the Federal government (through the FDIC) guarantees you will get your money back. Buying a Note is not like that at all. The ability of Barkin' Creek Dog Kitchen to make the payments you expect, and ultimately to give you your money back, depends on a number of factors, including many beyond our control.

Competition

The market in which we operate is highly competitive and could become increasingly competitive with new entrants in the market. Barkin' Creek Dog Kitchen competes with many other businesses, both large and small, on the basis of quality, price, location, and customer experience. Changes in customer preference away from Barkin' Creek Dog Kitchen's core business or the inability to compete successfully against the with other competitors could negatively affect Barkin' Creek Dog Kitchen's financial performance.

Reliance on Management

As a securities holder, you will not be able to participate in Barkin' Creek Dog Kitchen's management or vote on and/or influence any managerial decisions regarding Barkin' Creek Dog Kitchen. Furthermore, if the founders or other key personnel of Barkin' Creek Dog Kitchen were to leave Barkin' Creek Dog Kitchen or become unable to work, Barkin' Creek Dog Kitchen (and your investment) could suffer substantially.

Financial Forecasts Risks

The financial forecasts provided by us herein are reasonable forecasts by us based upon assumption of stable economic conditions and other various assumptions regarding operations. The validity and accuracy of these assumptions will depend in large part on future events over which Barkin' Creek Dog Kitchen and the key persons will have no control. Changes in assumptions or their underlying facts could significantly affect the forecasts. To the extent that the assumed events do not occur, the outcome may vary significantly from the projected outcomes. Consequently, there can be no assurance that the actual operating results will correspond to the forecasts provided herein. Additionally, Barkin' Creek Dog Kitchen is a newly established entity and therefore has no operating history from which forecasts could be projected with.

Inability to Sell Your Investment

The law prohibits you from selling your securities (except in certain very limited circumstances) for 12 months after you acquire them. Even after that one-year period, a host of Federal and State securities laws may limit or restrict your ability to sell your securities. Even if you are permitted to sell, you will likely have difficulty finding a buyer because there will be no established market. Given these factors, you should be prepared to hold your investment for its full term.

The Company Might Need More Capital

Barkin' Creek Dog Kitchen might need to raise more capital in the future to fund/expand operations, buy property and equipment, hire new team members, market its services, pay overhead and general administrative expenses, or a variety of other reasons. There is no assurance that additional capital will be available when needed, or that it will be available on terms that are not adverse to your interests as an investor. If Barkin' Creek Dog Kitchen is unable to obtain additional funding when needed, it could be forced to delay its business plan or even cease operations altogether.

Changes in Economic Conditions Could Hurt Barkin' Creek Dog Kitchen

Factors like global or national economic recessions, changes in interest rates, changes in credit markets, changes in capital market conditions, declining employment, changes in real estate values, changes in tax policy, changes in political conditions, and wars and other crises, among other factors are unpredictable and could negatively affect Barkin' Creek Dog Kitchen's financial performance or ability to continue to operate. In the event Barkin' Creek Dog Kitchen ceases operations due to the foregoing factors, it can not guarantee that it will be able to resume operations or generate revenue in the future.

No Registration Under Securities Laws

The Notes will not be registered with the SEC or the securities regulator of any State. Hence, neither Barkin' Creek Dog Kitchen nor the Notes will be subject to the same degree of regulation and scrutiny as if they were registered.

Incomplete Offering Information

Title III does not require us to provide you with all the information that would be required in some other kinds of securities offerings, such as a public offering of shares (for example, publicly-traded firms must generally provide investors with quarterly and annual financial statements that have been audited by an independent accounting firm). Although Title III does require extensive information, it is possible that you would make a different decision if you had more information.

Lack of Ongoing Information

Barkin' Creek Dog Kitchen will be required to provide some information to investors for at least 12 months following the offering. However, this information is far more limited than the information that would be required of a publicly-reporting company; and Barkin' Creek Dog Kitchen is allowed to stop providing annual information in certain circumstances.

Uninsured Losses

Although Barkin' Creek Dog Kitchen will carry some insurance, Barkin' Creek Dog Kitchen may not carry enough insurance to protect against all risks to the business. Additionally, there are some kinds of risks that are very difficult or impossible to insure against, at least at a reasonable cost. Therefore, Barkin' Creek Dog Kitchen could incur an uninsured loss that could damage its business.

Changes in Laws

Changes in laws or regulations, including but not limited to zoning laws, environmental laws, tax laws, consumer protection laws, securities laws, antitrust laws, and health care laws, could negatively affect Barkin' Creek Dog Kitchen's financial performance or ability to continue to operate. Specifically, any additional regulation on the industry could significantly negatively affect the business.

Conflict of Interest With Companies and Their Management

In many ways, your interests and the interests of Barkin' Creek Dog Kitchen's management will coincide: you both want Barkin' Creek Dog Kitchen to be as successful as possible. However, your interests might be in conflict in other important areas, including these: You might want Barkin' Creek Dog Kitchen to act conservative to make sure they are best equipped to repay the Note obligations, while Barkin' Creek Dog Kitchen might prefer to spend aggressively to invest in the business. You would like to keep the compensation of managers low, while managers want to make as much as they can.

Future Investors Might Have Superior Rights

If Barkin' Creek Dog Kitchen needs more capital in the future and takes on additional debt or other sources of financing, the new investors might have rights superior to yours. For example, they might have the right to be paid before you are, to receive larger distributions, to have a greater voice in management, or otherwise.

The Company is Not Subject to the Corporate Governance Requirements of the National Securities Exchanges

Any company whose securities are listed on a national stock exchange (for example, the New York Stock Exchange) is subject to a number of rules about corporate governance that are intended to protect investors. For example, the major U.S. stock exchanges require listed companies to have an audit committee made up entirely of independent members of the board of directors (i.e., directors with no material outside relationships with Barkin' Creek Dog Kitchen or management), which is responsible for monitoring Barkin' Creek Dog Kitchen's compliance with the law. Barkin' Creek Dog Kitchen will not be required to implement these and other investor protections.

You Have a Limited Upside

Notes include a maximum amount you can receive. You cannot receive more than that even if Barkin' Creek Dog Kitchen is significantly more successful than your initial expectations.

You Do Have a Downside

Conversely, if Barkin' Creek Dog Kitchen fails to generate enough revenue, you could lose some or all of your money.

Payments and Return Are Unpredictable

Because your payments are based on the revenue of Barkin' Creek Dog Kitchen, and the revenue of Barkin' Creek Dog Kitchen can go up or down (or even disappear altogether) unpredictably, it is impossible to predict how much you will receive and when. And because the payments are unpredictable, so is your ultimate return.

The Notes Are Unsecured and Uninsured

The Notes are not secured by any collateral, nor are they guaranteed or insured by the FDIC or any other entity.

Subordination

The Notes shall be subordinated to all indebtedness of Barkin' Creek Dog Kitchen to banks, commercial finance lenders, leasing and equipment financing institutions, and/or other institutions regularly engaged in the business of lending money.

Lack of Guaranty

The Notes are not personally guaranteed by any of the founders or any other person.

Limitation of Individual Rights in Event of Default

In the event of a default under the Notes, you will not be able to enforce your rights individually (for example, by bringing a lawsuit). Instead, a representative will be appointed according to the procedures set forth in the Note Indenture. It's possible that you will not like the representative, or that the representative will do things you believe are wrong or misguided. If an event of default has occurred and a representative has been appointed, all of the representative's reasonable expenses must be paid before any further payments are made with respect to the Notes.

COVID-19 Impact

The ongoing COVID-19 pandemic may impact the Company's ability to generate revenue and/or continue operations. If operations are ceased due to COVID-19 restrictions, the Company can not guarantee that it will resume operations in the future.

This information is provided by Barkin' Creek Dog Kitchen & Bath. Mainvest never predicts or projects performance, and has not reviewed or audited this information. For additional information, review the official Form C filing with the Securities and Exchange Commission on the EDGAR website.
This is a preview. It will become public when you start accepting investment.
Investor Discussion
Barkin' Creek Dog Kitchen & Bath isn't accepting investments right now, but is trying to get a sense of how they should structure their offering. You will not need to provide any money, and we won't be accepting money or selling securities, until all of its forms with the SEC and you have no obligation to ultimately invest. All investments will must be done through Mainvest.com. Once the offering goes live, you'll be able to invest if you so choose.
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